SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

CURRENT REPORT

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

   For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

   For the transition period from              to

Commission file number: 1-1511

FEDERAL-MOGUL CORPORATION

401(k) INVESTMENT PROGRAM

26555 Northwestern Highway

Southfield, MI 48034

(248) 354-7700

The Plan holds shares of common stock (without par value) of Federal-Mogul Corporation

FEDERAL-MOGUL CORPORATION

401(k) INVESTMENT PROGRAM

REPORT OF INDEPENDENT AUDITOR S

Retirement Programs Committee

Federal-Mogul Corporation

We have audited the accompanying statement of net assets available for plan benefits of the Federal-Mogul Corporation 401(k) Investment Program (Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the period from November 25, 2002 through December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in its net assets available for benefits for the period from November 25, 2002 through December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/    ERNST & YOUNG LLP

Detroit, Michigan

June 20, 2003

Federal-Mogul Corporatio n

401(k) Investment Program

Statement of Net Assets Available for Plan Benefits

December 31, 2002
Assets
Investments in Master Trust (See Note 6)	$264,705,287
Liabilities
Forfeited accounts owed to the Company (See Note 1)	170,559

Net Assets Available for Plan Benefits	$264,534,728

See notes to financial statements

Federal-Mogul Corporatio n

401(k) Investment Program

Statement of Changes in Net Assets Available for Plan Benefits

Period from November 25, 2002 through December 31, 2002
Additions
Dividends and interest	$2,344,994
Participant contributions	1,833,144

Total Additions	4,178,138
Deductions
Benefits paid to participants	971,126
Portion of Company match account forfeited upon withdrawal of members (see Note 3)	33,959

Total Deductions	1,005,085
Transfer from other Company investment program	267,113,964
Net realized/unrealized depreciation in fair value of investments in Master Trust (See Note 6)	(5,752,289)

Net increase	264,534,728
Net assets available for plan benefits at beginning of period	—

Net Assets Available for Plan Benefits	$264,534,728

See notes to financial statements

Federal-Mogul Corporatio n

401(k) Investment Program

Notes to Financial Statements

December 31, 2002

1.	Description of the Plan

Federal-Mogul Corporation (the “Company”) sponsors the Federal-Mogul Corporation 401(k) Investment Program (the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Company adopted the Plan on November 25, 2002. The Plan is a defined contribution plan which provides eligible salaried employees of the Company with a program for making voluntary pre-tax and after-tax contributions. All domestic salaried employees of the Company and subsidiaries are eligible to participate in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

On October 1, 2001, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the “U.S. Restructuring”).

Master Trust

The Plan invests participant directed contributions in a master trust. The Plan’s assets are administered under the terms of the master trust agreement (the “Master Trust”) between the Company and Fidelity Management Trust Company (the “Trustee”). The agreement provides, among other things, that the Trustee safekeeps all investments, and keeps account for all investments, receipts, disbursements, benefit payments, and other transactions.

During 2002, the Plan received assets from the Company’s Salaried Employees’ Investment Program (the “Predecessor Plan”). The assets of the Predecessor Plan were administered under the terms of a master trust agreement between the Company and The State Street Bank and Trust through the date of the asset transfer.

Contributions & Vesting

Participants are immediately vested in their contributions plus earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus earnings thereon is based on years of vesting service as follows:

Years of Vesting Service	% of Vesting in Company Contribution
1	0%
2	25%
3	50%
4	75%
5	100%

Full vesting also occurs upon death, total and permanent disability, or retirement at designated ages. In addition, special-vesting provisions will become effective if the Plan is determined to be “top-heavy,” pursuant to the Internal Revenue Code.

Forfeitures

Account balances which are not vested at the time of a participant’s withdrawal from the Plan are forfeited and will be applied as a reduction of discretionary Company contributions.

If the individual is re-employed within 60 months of his/her severance of employment and repays the full amount previously distributed to him/her from the Company contribution account and otherwise qualifies for reinstatement in the Plan, the amount of the forfeitures is re-credited to his/her account in the reinstatement year.

Federal-Mogul Corporatio n

401(k) Investment Program

Notes to Financial Statements

December 31, 2002

1.	Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Company’s contribution, if applicable, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided not in excess of the participant’s vested account balance.

Investment Options

The Plan provides for 24 investment options which includes the following funds:

•	Fidelity Asset Manager Fund

•	Fidelity Asset Manager: Growth Fund

•	Fidelity Asset Manager: Income Fund

•	Stable Value Fund

•	PIMCO Total Return Bond Fund

•	Fidelity Low-Priced Stock Fund

•	Fidelity Dividend Growth Fund

•	Fidelity Mid-Cap Stock Fund

•	Fidelity Diversified International Fund

•	Fidelity U.S. Bond Index Fund

•	PIMCO Foreign Bond Fund

•	Dodge & Cox Stock Fund

•	Spartan U.S. Equity Index Fund

•	The Oakmark Select Fund

•	Dreyfus Mid-Cap Index Fund

•	T. Rowe Price Mid-Cap Growth Fund

•	Royce Opportunity Fund

•	Dreyfus Small Cap Stock Index Fund

•	Liberty Acorn Fund – Class Z

•	AMCAP Fund – Class R4

•	Spartan International Index Fund

•	GMO Emerging Countries Fund – Class M

•	Brokerage Account

•	Federal-Mogul Common Stock

  (closed to new investments)

Employees were not permitted to make additional investments in Federal-Mogul Common Stock.

Participant Loans Receivable

The Plan allows participants to borrow from their account under certain plan conditions. The maximum amount of a participant’s borrowings shall not exceed $50,000 over a 12 month period and is limited to the lower of 50% of the participant’s vested account balance or 90% of the participant’s employee contribution accounts. No borrowings shall be given for amounts under $1,000. Loans for the purchase of a primary residence can be for a 15-year duration. All other borrowings shall be paid back in equal payments through payroll deductions not to exceed four-and-one-half years.

Federal-Mogul Corporatio n

401(k) Investment Program

Notes to Financial Statements

December 31, 2002

1.	Description of the Plan (continued)

Payment of Benefits / Withdrawals

In the event of retirement (as defined by the Plan agreement), death, total and permanent disability, termination of employment (as defined by the Plan agreement), or attainment of age 59 1/2, the vested balances in the participant’s accounts will be distributed to the participant or the participant’s beneficiary in either a lump-sum distribution, or periodic installments.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

Investments in all the investment funds, except the Stable Value Fund, are valued at quoted market prices. The Stable Value Fund is valued at fair market value as determined by Fidelity Management Trust Company.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Expenses incurred in the operation of the Plan are paid by the Trust unless paid by the Company or the Participants. No expenses are paid from the trust unless such payment is permitted by law.

3.	Party-In-Interest Transaction

Fees incurred for legal and other services rendered by parties-in-interest were based on customary and reasonable rates for such services and were paid by the Company on behalf of the Plan.

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan document to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated or partially terminated, the Company shall determine the share of each participant affected thereby and all accounts shall fully vest. The Funds shall then be distributed to the member and no portion of the funds shall be returned to the Company.

Federal-Mogul Corporatio n

401(k) Investment Program

Notes to Financial Statements

December 31, 2002

5.	Income Tax Status

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

6.	Investments in Master Trust

The Plan’s investments are held by the Master Trust administered by the Trustee. At December 31, 2002, the Plan holds approximately a 57% share of the consolidated Master Trust.

The fair value of net assets of the Master Trust were as follows:

December 31, 2002
Investments:
Fidelity Asset Manager Fund	229,250
Fidelity Asset Manager: Growth Fund	24,328
Fidelity Asset Manager: Income Fund	41,353
Stable Value Fund	186,718,689
PIMCO Total Return Bond Fund	81,305,816
Fidelity Low-Priced Stock Fund	29,455,113
Fidelity Dividend Growth Fund	96,068,926
Fidelity Mid-Cap Stock Fund	30,793,427
Fidelity Diversified International Fund	16,832,133
Fidelity U.S. Bond Index Fund	1,874,661
PIMCO Foreign Bond Fund	47,187
Spartan U.S. Equity Index Fund	48,144
Dreyfus Small Cap Stock Index Fund	59,979
Liberty Acorn Fund—Class Z	95,137
T. Rowe Price Mid-Cap Growth Fund	113,601
The Oakmark Select Fund	259,405
Dodge & Cox Stock Fund	214,662
Royce Opportunity Fund	29,989
AMCAP Fund—Class R4	68,112
Dreyfus Mid Cap Index Fund	167,960
Spartan International Index Fund	16,207
GMO Emerging Countries Fund—Class M	18,263
Federal-Mogul Common Stock	2,157,673
Brokerage Account	2,916,610
Participant Loans	14,895,629

Total investments and assets of the Master Trust	$464,452,254

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2002

6.	Investments in Master Trust (continued)

During the period from November 25, 2002 through December 31, 2002, the Master Trust had investment income of $4,113,560 and had net realized and unrealized depreciation in the fair value of investments of $9,156,975 as follows:

Period from November 25, 2002 through December 31, 2002	Net Investment Income/(Loss) During Period	Net Realized and Unrealized (Depreciation) in Fair Value During Period
Fidelity Asset Manager Fund	$2,092	$(4,488)
Fidelity Asset Manager: Growth Fund	679	(1,224)
Fidelity Asset Manager: Income Fund	88	(240)
Stable Value Fund	681,796	—
PIMCO Total Return Bond Fund	2,768,140	(1,513,624)
Fidelity Low-Priced Stock Fund	(20)	(640,680)
Fidelity Dividend Growth Fund	386,619	(4,394,352)
Fidelity Mid-Cap Stock Fund	370	(1,049,405)
Fidelity Diversified International Fund	126,606	(77,066)
Fidelity U.S. Bond Index Fund	21,743	(106)
PIMCO Foreign Bond Fund	458	(153)
Spartan U.S. Equity Index Fund	10	(264)
Dreyfus Small Cap Stock Index Fund	6	(866)
Liberty Acorn Fund—Class Z	—	(786)
T. Rowe Price Mid-Cap Growth Fund	—	(1,138)
The Oakmark Select Fund	—	(3,276)
Dodge & Cox Stock Fund	1,724	(2,445)
Royce Opportunity Fund	—	(117)
AMCAP Fund—Class R4	1	(975)
Dreyfus Mid Cap Index Fund	3,097	(4,755)
Spartan International Index Fund	73	(10)
GMO Emerging Countries Fund—Class M	—	(410)
Federal-Mogul Common Stock	66	(1,194,641)
Brokerage Account	—	(265,954)
Participant Loans	120,012	—

	$4,113,560	$(9,156,975)

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2002

6.	Investments in Master Trust (continued)

The changes in the fair value of net assets of the Master Trust, held at Fidelity Trust Management Company for the period from November 25, 2002 through December 31, 2002 are summarized as follows:

Period from November 25, 2002 through December 31, 2002
Additions
Dividends and interest income	$4,113,560
Participant contributions	3,441,642
Contributions from the Company	591,830

Total Additions	8,147,032
Deductions
Benefits paid to participants	2,156,683
Net realized/unrealized depreciation in fair value of investments	(9,156,975)
Transfer from predecessor Trustee	467,618,880

Net increase	464,452,254

Net assets available for plan benefits at beginning of period	—

Net assets of the master trust at end of period	$464,452,254

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, The Federal-Mogul Corporation 401(k) Investment Program has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2003

By:	/s/ DAVID A. BOZYNSKI
David A. Bozynski Retirement Programs Committee, Chairman